FOR IMMEDIATE RELEASE

Tuesday, August 14, 2007

(No.2007-08-20)

CARMANAH ANNOUNCES FINANCIAL RESULTS FOR Q2 2007

Victoria, British Columbia, Canada – Tuesday, August 14, 2007 - Carmanah Technologies Corporation (TSX: CMH) announces its financial results for the six months ended June 30, 2007.

Highlights for the Quarter

•

Q2 2007 revenues of $15,366,000, compared to Q2 2006 at $15,842,000, representing a 3% decline over the period;

•

YTD revenues of $30,551,000, compared to $28,432,000, representing a 7.5% increase over the period;

•

Q2 2007 gross margin at 20% and YTD gross margin at 27.5%;

•

Q2 2007 EBITA of ($4,024,000) and YTD EBITA of ($4,347,000);

•

Q2 2007 net earnings of ($3,049,000) and YTD net earnings of ($3,513,000);

•

Sales order backlog of $4,460,000 going into Q3 2007.

Summary of Results

“During Q2 2007, Carmanah faced challenges on many fronts,” states Art Aylesworth, Carmanah’s CEO. “The sudden rise of the Canadian dollar resulted in lower sales, lower margins, as well as losses from a working capital revaluation; the combined impact on the quarter is estimated at $1.5 million pre-tax as well as a 5% reduction in gross margin.  Carmanah’s operating costs also increased disproportionately, as the Company ramped up in support of anticipated growth.  In addition, as part of an ongoing analysis of inventories, Carmanah recorded an additional inventory allowance of $660,000 in June 2007 to allow for slow moving and obsolete inventory.”

“The net result was unsatisfactory performance for Q2 2007 and an unsettling time for Carmanah and its shareholders,“ states Aylesworth.  “However, we believe that shareholders should not lose sight of the fact Carmanah is uniquely positioned in one of the most significant growth areas in technology. Our differentiated, higher margin offerings in energy-efficient, renewable technologies have a great future.   We are making the changes in our executive management depth, operations and execution to ensure that we maintain leadership in this space.”

Revenues for the three months ended June 30, 2007 were $15.4 million compared to $15.8 million in the prior year.  Revenues for the six months ended were $30.6 million compared to $28.4 million in the prior year.  The reduction in year-over-year Q2 sales is primarily due to the decline of the US dollar.

A summary of revenues from each of Carmanah's technology groups is as follows:

Sales by group	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2007	2006	Change	2007	2006	Change
Solar LED Lighting	$5,893	$5,832	$61	$12,918	$11,221	$1,697
Solar Power Systems	8,308	8,639	(331)	15,519	14,939	580
LED Sign	1,164	1,371	(207)	2,114	2,272	(158)
Total Sales	$15,365	$15,842	($477)	$30,551	$28,432	$2,119

The Company uses certain non-GAAP measures to assist in assessing its financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2007	2006	2007	2006
Net earnings - as reported	($3,049,000)	$124,000	($3,513,000)	$100,000
Add back/(deduct):
Interest Income	(23,000)	(39,000)	(62,000)	(119,000)
Income Taxes	(1,264,000)	358,000	(1,342,000)	407,000
Amortization of Equipment and Leaseholds	245,000	263,000	438,000	385,000
Amortization of Intangibles	67,000	68,000	132,000	128,000
EBITA	($4,024,000)	$774,000	($4,347,000)	$901,000

EBITA for Q2 2007 was ($4,024,000), compared to $774,000 for the same period in 2006.  YTD EBITA was ($4,347,000), compared with $901,000 for the same period in 2006.

Loss before tax for Q2 2007 was ($4,313,000), compared to $481,000 for the same period in 2006.  YTD loss before tax was  ($4,856,000), compared to $507,000 for the same period in 2006.

Net earnings/loss for Q2 2007 was ($3,049,000), compared to a $124,000 for same period in the prior year.   Net earnings/loss for the six months ended June 30, 2007 was ($3,513,000) compared to $100,000 for the same period in the prior year.

Progress During the Quarter

•

In May 2007, Carmanah welcomed Philippe Favreau as Chief Operating Officer.  His arrival marked a significant increase in experience and capabilities for the organization.

•

In May 2007, Carmanah unveiled the i-PANEL™ solar illuminated advertising panel to the North American outdoor advertising industry.  This technology significantly changes the value proposition for illuminated bus shelter advertising and other outdoor media.

•

In June 2007, Carmanah unveiled the first of its family of general illumination products targeting the largest addressable market in the Company’s history.  This release was done in parallel with the launch of the a series of solar engines –self-contained solar power systems designed to operate lighting and non-lighting applications.

•

In June 2007, Carmanah announced a leadership succession plan whereby current CEO Art Aylesworth will move to Chairman of the Board.  A search is underway for a new CEO with global experience and a track record of building companies from our current size to the targets outlined in our 5 year plan.

•

With improved working capital management, Carmanah’s liquidity position improved over Q2 2007 to ($0.1) million at the end Q2, compared to ($2.0) million in the prior quarter

The Company believes that its cash and cash equivalents, short-term investments, bank credit facilities and cash from improved operations going forward will be sufficient to satisfy its operating cash requirements.

Supplemental Information

Full financial statements, including the Management Discussion & Analysis, are available at:

www.carmanah.com/documents/financials/q2jun07.pdf

Conference Call Details

A conference call will be held today at 5:00PM Eastern (2:00PM Pacific) to discuss the Q2 2007 results. To participate on the conference call, please call toll-free 1-800-525-6384 (domestic)  or +1-780-409-1668 (international) approximately five to ten minutes prior to the start time. When prompted for the Conference ID, please enter 13359171.

A replay of this conference call is available approximately two hours following the call’s completion.  To access this recording, call toll-free 1-888-214-7699 (domestic) or +1-402-220-1554 (international).  When prompted for the passcode, please enter 13359171.  In addition, a recording of the conference will accessible via Carmanah's corporate website at www.carmanah.com within three business days.

Change in U.S. Reporting Status

Based on a review of the costs of compliance with U.S. reporting requirements, Carmanah's Board of Directors has elected to suspend the Company’s 20-F registration by filing a notice on Form 15 with the U.S. Securities and Exchange Commission (SEC).   The filing will suspend Carmanah's U.S. filing requirements for a period of 90 days, and will take final effect thereafter subject to any comments from the SEC.

Carmanah will continue to file continuous disclosure reports in accordance with Canadian reporting requirements.  The Company's filings can be viewed on SEDAR, the Canadian electronic filing service, at www.sedar.com.  Information on the trading of Carmanah's shares by U.S. dealers will continue to be available on the U.S. Pink Sheets under the symbol CMHXF.  U.S. investors should contact their investment broker for information on how to buy and sell Carmanah's common shares.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Director of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Six months ended June 30, 2007 and 2006

(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2007 and December 31, 2006

(Unaudited)

	June 30, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$1,530,813	$2,750,404
Short-term investments	1,500,000	1,500,000
Accounts receivable, net	11,496,209	11,881,757
Inventories	15,972,470	20,352,841
Prepaid expenses and deposits	907,732	1,091,331
	31,407,224	37,576,333
Equipment and leasehold improvements, net	3,350,241	3,138,982
Intangible assets, net	1,113,907	1,106,803
Goodwill	12,368,019	12,368,019
Investment tax credits	756,000	-
Future income taxes (note 5)	2,670,619	1,568,315
	$51,666,010	$55,758,452
Liabilities and Shareholders’ Equity
Current liabilities:
Bank demand debt (note 7)	$3,090,000	$1,915,000
Accounts payable and accrued liabilities	6,281,120	8,331,883
Income taxes payable	162,865	230,439
Deferred revenue	257,763	369,259
Current portion of obligations under capital leases	7,024	8,757
	9,798,772	10,855,338
Obligations under capital leases	586	4,097
	9,799,358	10,859,435
Shareholders’ equity:
Share capital	42,955,119	42,881,857
Contributed surplus	2,431,385	2,023,607
Deficit	(3,519,852)	(6,447)
	41,866,652	44,899,017
	$51,666,010	$55,758,452

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007		2006
Sales	$15,365,604	$15,841,762	$30,551,272		$28,431,657
Cost of sales	12,260,197	10,496,659	22,147,739		18,805,871
	3,105,407	5,345,103	8,403,533		9,625,786
Operating expenses:
Wages and benefits	2,909,579	2,389,990	5,722,494		4,824,958
Office and administration	1,653,594	992,470	2,721,744		1,801,989
Sales and marketing	926,174	632,523	1,795,039		1,157,818
Research, development, and engineering (net)	848,339	493,701	1,355,511		905,820
Bank charges and interest	154,582	65,787	295,405		140,194
Amortization of:
Equipment and leasehold improvements	245,447	262,986	437,753		385,191
Intangible assets	67,242	68,083	131,802		127,942
	6,804,957	4,905,540	12,459,748		9,343,912
Operating income (loss)	(3,699,550)	439,563	(4,056,215)		281,874
Other income (expense):
Interest and other income	23,213	39,413	61,768		118,889
Foreign exchange gain (loss)	(636,577)	2,393	(861,261)		106,267
	(613,364)	41,806	(799,493)		225,156
Earnings (loss) before income taxes	(4,312,914)	481,369	(4,855,708)		507,030
Income tax expense (recovery) (note 5)
Current	(560,000)	282,199	(240,000)		501,418
Future	(703,525)	75,627	(1,102,303)		(94,641)
	(1,263,525)	357,826	(1,342,303)		406,777
Net earnings (loss) for the period	(3,049,389)	123,543	(3,513,405)		100,253
Retained earnings (deficit), beginning of period	(470,463)	335,288	(6,447)		358,578
Retained earnings (deficit), end of period	$(3,519,852)	$458,831	$(3,519,852	) $	458,831
Earnings (loss) per share:
Basic	$(0.072)	$0.003	$(0.083	) $	0.002
Diluted	(0.072)	0.003	(0.083)		0.002
Weighted average number of shares outstanding:
Basic	42,554,983	41,415,323	42,546,985		40,974,198
Diluted	42,554,983	42,251,240	42,546,985		41,898,144

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(3,049,389)	$123,543	$(3,513,405)	$100,253
Items not involving cash:
Amortization	312,689	331,069	569,555	513,133
Reclassification of previously recorded share
issuance costs	-	-	-	117,000
Stock-based compensation	215,429	203,224	428,743	406,552
Future income taxes (recovery)	(703,525)	75,627	(1,102,303)	(94,641)
Investment tax credits	(756,000)	-	(756,000)	-
Inventory write down	(660,000)	-	(660,000)	-
Net changes in non-cash working capital	6,889,311	(3,733,671)	3,379,684	(7,617,149)
	2,248,515	(3,000,208)	(1,653,726)	(6,574,852)
Investing:
Short-term investments	-	5,000,000	-	8,550,000
Purchase of equipment and leasehold
improvements	(303,511)	(794,596)	(649,012)	(1,387,838)
Purchase of intangible assets	(31,258)	(12,039)	(138,906)	(21,873)
Other	-	(37,476)	-	(37,476)
	(334,769)	4,155,889	(787,918)	7,102,813
Financing:
Proceeds on share issuance	40,087	656,823	52,297	858,617
Share issuance costs	-	-	-	(34,923)
Bank loan	(2,160,000)	(97,749)	1,175,000	-
Principal payments of obligations under capital	(1,755)	(12,057)	(5,244)	(19,628)
leases
	(2,121,668)	547,017	1,222,053	804,066
Increase (decrease) in cash and cash equivalents	(207,922)	1,702,698	(1,219,591)	1,332,027
Cash and cash equivalents, beginning of period	1,738,735	1,511,543	2,750,404	1,882,214
Cash and cash equivalents, end of period	$1,530,813	$3,214,241	$1,530,813	$3,214,241
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$154,582	$34,934	$295,405	$63,891
Income taxes paid	$142,369	$300,000	$142,369	$352,315
Non-cash investing and financing activities:
Issuance of shares to former shareholders of
SPS	$-	$2,631,580	$-	$2,631,580

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

1.

Basis of presentation:

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the restated consolidated financial statements and notes thereto included in the Company’s audited financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2.

Changes in accounting policies:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair market value. Subsequent measurement and recognition of changes in fair value of financial instruments depends on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held-to-maturity and other financial liabilities are measured at amortized cost.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of these standards did not result in any material impact on the Company’s financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

3.

SmartCan acquisition:

In January 2007, the Company acquired a business relating to the distribution of certain lighting products.  The purchase consideration consisted of cash proceeds of $70,750 plus contingent consideration of up to $930,000 based primarily on the net profit of the acquired business through to December 31, 2010.  The purchase consideration has been allocated primarily to intangible assets which will be amortized over their estimated useful lives.

4.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2006	42,531,592	$42,881,857
Exercise of options	60,582	73,262
Balance, June 30, 2007	42,592,174	$42,955,119

During the six months ended June 30, 2007, 60,582 options were exercised resulting in the issuance 60,582 common shares for gross proceeds of $52,297. In addition, a reallocation of $20,965 from contributed surplus to share capital was recorded on the exercise of these options.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

4.

Share capital (continued):

 (c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 5,104,661 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding follows:

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2006	3,453,082	$2.76
Granted	530,000	2.68
Cancelled	(86,250)	(2.95)
Exercised	(60,582)	(0.86)
Balance, June 30, 2007	3,836,250	$2.77

The following table summarizes the stock options outstanding and exercisable at June 30, 2007:

	Options outstanding			Options exercisable

Range of exercise prices	Number outstanding at June 30, 2007	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at June 30, 2007	Weighted average exercise price
		(years)

$0.75 to $1.99	493,500	0.74	$ 1.06	493,500	$ 1.06
$2.00 to $2.99	1,529,750	3.36	2.72	814,082	2.78
$3.00 to $3.96	1,813,000	3.97	3.28	630,540	3.37

	3,836,250	3.62	$ 2.77	1,938,122	$ 2.54

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

4.

Share capital (continued):

 (c)

Stock options (continued):

During the six months ended June 30, 2007, under the fair-value-based method, $428,743 (2006 - $406,522) in compensation expense was recorded in the consolidated statements of operations for options granted.

The compensation costs reflected in the consolidated statements of operations were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Six months ended June 30,	2007	2006
Risk free interest rate	4.37%	3.86%
Expected dividend yield	0%	0%
Stock price volatility	33%	43%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the six months ended June 30, 2007 is $0.73 (2006 - $1.18) per share.

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and expire June 30, 2010.  Each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2006 and June 30, 2007	300,000	$2.79

(e)

Contributed surplus:

Balance, December 31, 2006	$2,023,607
Stock compensation expense	428,743
Transfer to share capital on exercise of options	(20,965)
Balance, June 30, 2007	$2,431,385

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

5.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2006 – 34.12%) to pre-tax income from continuing operations as a result of the following:

	Three months ended		Six months ended
June 30	2007	2006	2007	2006
Earnings before income taxes	$(4,312,914)	$481,369	$(4,855,708)	$507,030
Computed expected expense (recovery)	$(1,471,566)	$164,243	$(1,656,767)	$172,998
Non-deductible expenses, primarily
stock based compensation	77,416	72,326	155,092	144,687
Tax Rate and other adjustments	130,625	121,257	159,372	89,092
Income tax expense	$(1,263,525)	$357,826	$(1,342,303)	$406,777

Temporary differences give rise to the following future tax assets and liabilities:

	June 30,	December 31,
	2007	2006
Future tax assets:
Warranty reserve	$104,961	$92,070
Share issue costs	233,453	313,117
Losses available for future periods	1,292,793	372,000
Scientific research and experimental development	1,082,234	1,174,879
Equipment	862,864	687,153
Other	7,609	25,265
	3,583,914	2,664,484
Future tax liabilities:
Investment tax credits	(179,560)	(275,293)
Intangible assets	(236,735)	(323,876)
	(416,295)	(599,169)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$2,670,619	$1,568,315

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

6.

Segmented information:

The Company is currently focused within three technology groups:  solar powered LED lighting; solar power systems and equipment; and LED illuminated signage.  Management evaluates segment performance based on gross profit as other expenses are not generally allocated to individual groups.  The groups share certain inventory, equipment and leasehold improvements; therefore management does not classify asset information on a segmented basis.

(thousands of dollars)
Six months ended	Solar LED	Solar power
June 30, 2007	lighting	systems	LED signs	Total
Sales	$12,918	$15,519	$2,114	$30,551
Cost of sales	7,433	13,277	1,438	22,148
Gross profit	$5,485	$2,242	$676	8,403
Expenses				12,460
Operating income (loss)				(4,057)
Other income (expense)				(799)
Loss before income taxes				$(4,856)
(thousands of dollars)
Six months ended	Solar LED	Solar power
June 30, 2006	lighting	systems	LED signs	Total
Sales	$11,221	$14,939	$2,272	$28,432
Cost of sales	6,281	11,252	1,273	18,806
Gross profit	$4,940	$3,687	$999	9,626
Expenses				9,344
Operating income				282
Other income				225
Income before income taxes				$507
(thousands of dollars)
Three months ended	Solar LED	Solar power
June 30, 2007	lighting	systems	LED signs	Total
Sales	$5,893	$8,308	$1,164	$15,365
Cost of sales	3,883	7,526	851	12,260
Gross profit	$2,010	$782	$313	3,105
Expenses				6,805
Operating income (loss)				(3,700)
Other income (expense)				(613)
Loss before income taxes				$(4,313)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2007 and 2006

(Unaudited)

6.

Segmented information (continued):

(thousands of dollars)
Three months ended	Solar LED	Solar power
June 30, 2006	lighting	systems	LED signs	Total
Sales	$5,832	$8,639	$1,371	$15,842
Cost of sales	3,235	6,520	742	10,497
Gross profit	$2,597	$2,119	$629	5,345
Expenses				4,906
Operating income				439
Other income				42
Income before income taxes				$481

As at June 30, 2007 and December 31, 2006, substantially all of the assets related to the Company’s operations were located in Canada except for inventory on hand in the United States of America of $1,678,991 (2006 - $2,930,744) and inventory on hand in the United Kingdom of $322,619 (2006 - $381,927).

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	Three months ended		Six months ended
June 30	2007	2006	2007	2006
North America	$13,392	$14,035	$26,492	$24,419
South America	191	85	291	342
Europe	662	1,002	1,890	2,542
Middle East	849	379	1,231	643
Asia	104	209	394	320
South Pacific	168	132	253	166
	$15,366	$15,842	$30,551	$28,432

7.

Credit facilities:

The Company has an agreement with the Royal Bank of Canada that provides for credit facilities consisting of demand operating loans in the amount of $8,500,000 and other credit facilities consisting of term loans and lease lines of credit in the amount of $4,000,000.  Currently, the Company is only drawing from its operating loan.  The term loans will be available to the Company once certain covenant targets are achieved.  Interest on operating and term loan facilities is at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At June 30, 2007, the Company had drawn $3,090,000 on its operating loan.